NEWS RELEASE

                                                           [Conectiv LOGO]


 Contact:  Bob Marshall, Investor Relations, (302) 429-3114


            CONECTIV ANNOUNCES PRELIMINARY RESULTS OF DUTCH AUCTION
                                SELF-TENDER OFFER


      Wilmington, DE, June 9, -- Conectiv (NYSE: CIV and CIV.A) announced today the preliminary results of its Dutch Auction self-tender offer that expired Tuesday, June 8, 1999 at midnight, New York City time.

 Based on a preliminary count by the depositary for the offer, Conectiv expects to purchase approximately 14.6 million shares at $25.50 per share, said John C. van Roden, Chief Financial Officer.

 On May 11, 1999 the company announced that it planned to purchase 14 million shares, or about 13 percent of its outstanding common stock, at a price to be determined within a range of $23.50 to $25.50 per share.

 Based on the preliminary count, approximately 14.6 million shares were tendered, including about 1.3 million shares as a result of the conversion of Class A common stock. As permitted by applicable rules, Conectiv decided to increase its offer in order to permit it to purchase the additional tendered shares as well.

 After the purchase of shares through the Dutch Auction self-tender, the company will have about 87 million shares of its common stock outstanding and about 5.8 million shares of its Class A common stock outstanding.

 At the closing of the New York Stock Exchange on Tuesday, June 8, 1999 Conectiv common stock was trading at $24 13/16 per share and Conectiv Class A common stock was trading at $38 per share.

 Conectiv is a regional provider of vital services, emphasizing electric and gas delivery, energy and telecommunications.

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